Exhibit 99.1

ADDITIONAL TRANSACTION INFORMATION

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Transaction Description
03/09/11	Ibis Management, LLC	25,000	0	$1.1000	Open market purchase (1)
03/29/11	Ibis Management, LLC	2,000	0	$1.2300	Open market purchase (1)
03/30/11	Ibis Management, LLC	2,000	0	$1.2000	Open market purchase (1)
03/31/11	Ibis Management, LLC	5,000	0	$1.2000	Open market purchase (1)
04/11/11	Ibis Management, LLC	50,000	0	$1.2000	Open market purchase (2)
04/12/11	Ibis Management, LLC	75,000	0	$1.2000	Open market purchase (2)

(1)  Excludes commission of approximately $0.02 per share.
(2)  Excludes commission of approximately $0.01 per share.